Exhibit 99.2

BITFARMS LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS & MANAGEMENT INFORMATION CIRCULAR

November 20, 2024 at 4:00 p.m. (EST)
To be held virtually at:

https://virtual-meetings.tsxtrust.com/en/1715

TABLE OF CONTENTS

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1

SOLICITATION OF PROXIES BY MANAGEMENT	2

GENERAL INFORMATION RESPECTING THE MEETING	2

VOTING INFORMATION	3

ATTENDING, PARTICIPATING AND VOTING AT THE MEETING	4

APPOINTMENT AND REVOCATION OF PROXIES	4

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	6

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	6

PARTICULARS OF MATTERS TO BE ACTED UPON	7

ELECTION OF DIRECTORS	8

SHAREHOLDER RIGHTS PLAN	13

OTHER MATTERS	18

STATEMENT OF EXECUTIVE COMPENSATION	18

EXECUTIVE COMPENSATION	23

AUDIT COMMITTEE	32

CORPORATE GOVERNANCE	33

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	37

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37

MANAGEMENT CONTRACTS	37

ADDITIONAL INFORMATION	38

APPROVAL	38

Schedule “A” – MANDATE OF THE BOARD OF DIRECTORS

i

BITFARMS LTD.

110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Bitfarms Ltd. (the “Corporation”) will be held on November 20, 2024, at 4:00 p.m. (EST). The Meeting is scheduled to be held virtually at the following web link: https://virtual-meetings.tsxtrust.com/en/1715. The Meeting will be held for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to approve a special resolution to increase the number of directors of the Corporation from five to six directors, pursuant to subsection 125(3) of the Business Corporations Act (Ontario) (the “Resolution Fixing the Number of Directors”);

2.	in the event that the Resolution Fixing the Number of Directors is passed, to approve a resolution (the “Nominee Election Resolution”) to elect Andrew J. Chang (the “Nominee”) to the board of directors of the Corporation (the “Board”);

3.	to ratify and approve the Corporation’s shareholder rights plan agreement entered into with TSX Trust Company, as rights agent, dated July 24, 2024 (the “Rights Plan Resolution”); and

4.	to conduct such other business as may properly come before the Meeting, including matters necessary or desirable to implement the foregoing.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular accompanying this Notice of Special Meeting.

The Board recommends that the Shareholders vote FOR the Resolution Fixing the Number of Directors, the Nominee Election Resolution and the Rights Plan Resolution.

The Board has fixed September 26, 2024 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Registered Shareholders and duly appointed proxyholders, including non-registered Shareholders who have duly appointed themselves as proxyholders, will be able to attend the Meeting virtually, submit questions and vote.

Your vote is important. Whether or not you expect to attend the virtual Meeting, please vote over the Internet, by telephone, by facsimile, or by signing, dating and promptly returning by mail the enclosed form of proxy or voting instruction form in the postage-paid envelope provided, as applicable.

Registered Shareholders may vote their proxy over the Internet or by facsimile by following the instructions set forth on the enclosed proxy card or by properly completing, signing, dating and returning by mail a proxy form.

Non-registered Shareholders may vote their proxy via the Internet or by telephone by following the instructions set forth on the enclosed voting instruction form or by properly completing, signing, dating and returning a voting instruction form in the postage-paid envelope provided. Voting in advance of the Meeting does not preclude you from attending the Meeting via the webcast. You are encouraged to vote in advance of the Meeting, even if you intend to attend virtually.

In order to be valid and acted upon at the Meeting, a duly completed form of proxy or voting instruction form must be deposited with TSX Trust Company prior to 4:00 p.m. (Toronto time) on Monday, November 18, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Further information about how to vote your shares and attend the Meeting begins on page one of the Circular.

Shareholders are reminded to review the Circular before voting.

DATED October 17, 2024.
BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Brian Howlett”

Brian Howlett
Chair of the Board of Directors

BITFARMS LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Bitfarms Ltd. (the “Corporation”) of proxies to be used at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (“Common Shares”) to be held at the time and place and for the purposes set out in the Notice of Special Meeting. This solicitation is being made by and on behalf of management. The Corporation will pay the total cost of solicitation of proxies, including preparation, assembly and mailing of this Circular, the proxy form, the Notice of Special Meeting and any additional information distributed to Shareholders. The Corporation will also pay the Meeting expenses. It is expected that the solicitation will be made primarily by mail. However, proxies may also be solicited by our directors, officers, or other employees over the Internet or by telephone, e- mail, facsimile, in person or otherwise. These individuals will not receive any additional compensation for assisting in the solicitation. Other than the persons described herein, no general class of employee of the Corporation will be employed to solicit Shareholders in connection with this proxy solicitation. However, in the course of their regular duties, employees may be asked to perform tasks in furtherance of this solicitation. We may also request that intermediaries, brokerage firms, nominees, custodians and fiduciaries transmit proxy materials to non-registered Shareholders, and we will reimburse them for their reasonable out-of-pocket expenses in transmitting such materials. See “Appointment and Revocation of Proxies – Notice to Non-registered Shareholders” below.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular, and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation’s consolidated financial statements are reported in United States dollars, the Corporation’s functional currency. In this Circular, unless otherwise indicated, all dollar amounts (“$” or “C$”) are expressed in Canadian dollars and references to “US$” or “US” are to United States dollars.

Except where otherwise indicated, the information contained herein is stated as of October 17, 2024.

Electronic copies of this Circular, consolidated financial statements of the Corporation for the years ended December 31, 2023 and December 31, 2022 (the “Financial Statements”) and management’s discussion and analysis for 2023 and 2022 (the “MD&A”) may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR.

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge by contacting TSX Trust Company (“TSX Trust”) at (416) 342-1091 or 1 (866) 600-5869 or upon request to the Vice President & Corporate Secretary at legal@bitfarms.com. Further information about the Corporation is available in the Corporation’s annual information form for the year ended December 31, 2023, available on the Corporation’s SEDAR+ profile and on EDGAR.

VOTING INFORMATION

How to Vote

How you vote depends on whether you are a registered or non-registered Shareholder. You are a registered Shareholder if the Common Shares you own are registered in your name. You are a non-registered Shareholder if your Common Shares are registered in the name of an intermediary, such as a trustee, financial institution or securities broker. If you are a registered Shareholder, you can attend and vote virtually at the Meeting or vote in advance of the Meeting via the Internet, by facsimile, or by mail, as explained below. If you are a non-registered Shareholder, you should receive a voting instruction form from your intermediary in respect of such Common Shares with voting instructions.

Registered Shareholders

You are a registered Shareholder if you hold your shares with a physical share certificate, or Direct Registration System (DRS) advice.

●	Vote at www.voteproxyonline.com (enter your 12-digit control number specified on your proxy form).

●	Complete, sign and date your proxy form and return it by facsimile to (416) 595-9593.

●	Complete, sign, date, and return your proxy form by mail or hand delivery to:

TSX Trust Company

301 – 100 Adelaide Street West

Toronto, Ontario M5H 4H1

●	Attend the Meeting virtually and vote thereat. See under the heading “Attending, Participating and Voting at the Meeting” below.

Your duly completed proxy must be received by TSX Trust, or you must have voted by Internet by no later than 4:00 p.m. (Toronto time) on Monday, November 18, 2024, or in the case of adjournment or postponement, not less than 48 hours (excluding Saturdays, Sundays or statutory holidays) prior to the time of the adjourned or postponed Meeting or any subsequent adjournment(s) or postponement(s) thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

Non-Registered Shareholders

You are a non-registered (or beneficial) Shareholder if you hold your shares through a bank, brokerage, or other intermediary. Depending on your bank or broker, beneficial Shareholders may vote in one of four ways:

●	Visit the website set forth in your enclosed voting instruction form and follow the instructions to vote (you will need your unique control number specified on your voting instruction form).

●	Call the toll-free number set forth in your enclosed voting instruction form and follow the instructions to vote (you will need your unique control number specified on your voting instruction form).

●	Complete, sign and date your voting instruction form and return it by mail in the postage-paid envelope provided.

●	Attend the Meeting virtually and vote thereat. In order to vote at the Meeting, non-registered Shareholders will first need to appoint themselves as a proxyholder. See under the heading “Attending, Participating and Voting at the Meeting” below.

Shareholders who hold their shares at Interactive Brokers LLC can vote online at http://proxypush.com using the provided 12-digit control number, by phone at 1-866-586-3109, or by returning the enclosed voting instruction form as directed.

Clients of Robin Hood Securities, LLC who are eligible to vote will receive a voting notice from noreply@robinhood.com. Voting is hosted by Say Technologies, with voting and materials available directly from the e-mail.

Your completed voting instruction form must be returned on or before the deadline specified on the voting instruction form. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

ATTENDING, PARTICIPATING AND VOTING AT THE MEETING

The Meeting is scheduled to be held virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1715. Registered Shareholders and duly appointed and registered proxyholders can vote and ask questions at the appropriate times during the virtual Meeting.

Registered Shareholders

Registered Shareholders are entitled to vote at the virtual Meeting. Registered Shareholders may attend and vote at the Meeting virtually by following the steps listed below:

1.	Visit https://virtual-meetings.tsxtrust.com/en/1715 through your web browser at least 15 minutes before the Meeting starts.

2.	Click on “I have a control number/ meeting access number”.

3.	Enter your 12-digit control number (on your proxy form) as your username.

4.	Enter the password: bitfarms2024 (case sensitive).

5.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered Shareholder and you want to appoint someone else (other than the recommended nominees of board of directors of the Corporation (the “Board”)) to vote at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by e-mailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

Non-Registered Shareholders

Non-registered Shareholders may vote during the virtual Meeting by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the voting instruction form.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the voting instruction form.

3.	Obtain a control number from TSX Trust by emailing tsxtrustproxyvoting@tmx.com the “Request for Control Number” form, which can be found here https://tsxtrust.com/resource/en/75.

4.	Visit https://virtual-meetings.tsxtrust.com/en/1715 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number/ meeting access number”.

6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com.

7.	Enter the password: bitfarms2024 (case sensitive).

8.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

APPOINTMENT AND REVOCATION OF PROXIES

Voting by Management Proxy

Even if you plan on attending the Meeting virtually, every Shareholder is requested to submit their proxy in advance of the Meeting via the Internet, or by completing, signing and dating the enclosed proxy card and returning it by mail using the postage-paid envelope provided, as outlined above under “Voting Information”. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 4:00 p.m. (Toronto time) on November 18, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

If you are a non-registered Shareholder and have received these materials through your broker, custodian, nominee or other intermediary, please follow the instructions set forth on the enclosed voting instruction form provided to you by your broker, custodian, nominee or other intermediary in order to submit your proxy.

The document appointing a proxy must be in writing and executed by the Shareholder or their attorney authorized in writing or, if the Shareholder is a corporation, executed by an officer or attorney thereof duly authorized. As an alternative to depositing a proxy, a corporation that is a registered Shareholder may deposit a certified copy of a resolution of its directors authorizing an individual to represent it at the Meeting.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent them at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided in the proxy form or voting instruction form. In addition, the Shareholder should notify the appointee of the appointment, obtain their consent to act as appointee and instruct the appointee on how the Shareholder’s Common Shares are to be voted.

Shareholders who are not registered Shareholders of the Corporation should refer to “Notice to Non-Registered Shareholders” below.

Revocation of Proxy

If you are a registered Shareholder and change your mind on how you want your Common Shares voted or you decide to attend and vote at the virtual Meeting, you can revoke your proxy: (i) by attending the Meeting virtually, and voting your Common Shares, (ii) by completing, dating, signing and delivering another validly executed form of proxy with TSX Trust at a later date that we receive no later than 4:00 p.m. (Toronto time) on November 18, 2024, or (iii) in addition to a revocation in any other manner permitted by law, pursuant to subsection 110(4) of the Business Corporations Act (Ontario), by an instrument in writing executed by you or your attorney or authorized agent and deposited either: (a) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (b) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy shall be revoked.

Attendance at the Meeting will not, by itself, revoke a proxy. If you are a non-registered Shareholder, you must follow the instructions on your enclosed voting instruction form to revoke or amend any prior voting instructions.

Notice to Non-Registered Shareholders

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the majority of such Common Shares are registered in the name of Cede & Co., the nominee for the Depository Corporation Company, which is the United States equivalent of CDS Clearing and Depository Services Inc. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the non-registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each non- registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

There are two categories of non-registered Shareholders under applicable securities regulations for purposes of dissemination to non-registered Shareholders of proxy-related materials and other security holder materials and requests for voting instructions from such non-registered Shareholders. Non-objecting beneficial owners (“NOBOs”) are non- registered Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Corporation, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Canadian securities laws restrict the use of that information to matters strictly relating to the affairs of the Corporation. Objecting beneficial owners (“OBOs”) are non- registered Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Corporation.

The Corporation will not send proxy-related materials directly to NOBOs, and such materials will be delivered to NOBOs by the NOBO’s intermediary. The Corporation intends to pay for the costs of an intermediary to deliver to OBOs the proxy-related materials.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from non-registered Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by non-registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a non-registered Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the non-registered Shareholder. All non-registered Shareholders should carefully follow the instructions provided by their intermediaries, as these may vary.

The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the non-registered Shareholders and asks non-registered Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A non-registered Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

Although non-registered Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a non-registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Non-registered Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, instrument of proxy and Notice of Special Meeting are to registered Shareholders of the Corporation unless specifically stated otherwise.

Absence of Directions and Discretionary Authority

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in line with the Board’s recommendations.

The accompanying form of proxy or voting instruction form confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Special Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, no person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no director or proposed director of the Corporation, nor any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares without par value. As of October 17, 2024, there are 459,244,394 Common Shares issued and outstanding and nil Class A Preferred Shares outstanding. The Corporation’s Common Shares are listed on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market (the “Nasdaq”) under the symbol “BITF”.

The Corporation has fixed September 26, 2024 (the “Record Date”) as the record date. Only those Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. As of close of business on the Record Date, there were 452,935,321 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares other than as set out below.

Name of Shareholder	Number of Common Shares(1)	Percentage of Common Shares(2)
Riot Platforms, Inc. (“Riot”)	90,110,912	19.6%

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information.

(2)	On a non-diluted basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Special Meeting.

On September 23, 2024, the Corporation entered into a settlement agreement with Riot (the “Settlement Agreement”), pursuant to which, among other things: (i) Andrés Finkielsztain tendered his resignation from the Board; (ii) the Board appointed Amy Freedman as a director of the Corporation; (iii) the Board agreed to identify a person (the “Nominee”) for appointment to the Board and to nominate the Nominee for election to the Board at the Meeting; (iv) the Corporation agreed to call the Meeting for the Corporation’s Shareholders to vote on resolutions to approve, (a) setting the number of directors at six, (b) electing the Nominee, and (c) ratifying and approving the Rights Plan (as defined below); and (v) subject to certain exceptions, the Corporation granted Riot certain rights to purchase Common Shares provided Riot holds 15% or more of the outstanding Common Shares.

Pursuant to the Settlement Agreement, Riot has agreed to vote FOR each of the resolutions described below.

1. Number of Directors

The articles of incorporation of the Corporation provide that the Board shall consist of a minimum of one and a maximum of ten directors. Currently the Board is set to have five directors. The Corporation wishes to fix the number of directors of the Board at six.

At the Meeting, Shareholders will be asked to consider and vote to approve a special resolution to increase the number of directors of the Corporation from five to six, pursuant to subsection 125(3) of the Business Corporations Act (Ontario) (the “Resolution Fixing the Number of Directors”). The text of the Resolution Fixing the Number of Directors to be submitted at the Meeting is set out below:

“BE IT RESOLVED, as a special resolution, that the number of directors of the Corporation be increased from five to six.”

The approval of the resolution requires the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person (attending virtually) or represented by proxy at the Meeting.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION FIXING THE NUMBER OF DIRECTORS.

Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the Resolution Fixing the Number of Directors.

2. Election of Director

As of the date of this Circular, the Board is composed of five directors. If the Resolution Fixing the Number of Directors is approved at the Meeting, the size of the Board will be fixed at six.

In the event that the Resolution Fixing the Number of Directors is approved, Shareholders will be asked to consider and vote upon a resolution (the “Nominee Election Resolution”) to elect Andrew J. Chang, the Nominee, to the Board. The Nominee, if elected, will serve as a director until the close of the next annual Shareholder meeting, unless the Nominee resigns or otherwise vacates the office in accordance with the articles of the Corporation.

More information regarding the Nominee may be found below under “ELECTION OF DIRECTORS”.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION FIXING THE NUMBER OF DIRECTORS.

Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the Nominee Election Resolution.

3. Rights Plan Resolution

Shareholders of the Corporation will be asked to consider and vote upon a resolution (the “Rights Plan Resolution”) approving the Rights Plan adopted by the Corporation on July 24, 2024.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RIGHTS PLAN RESOLUTION.

More information regarding the Rights Plan including a summary of the material terms thereof may be found below under “SHAREHOLDER RIGHTS PLAN”.

Unless otherwise directed, the persons named in the enclosed proxy will vote FOR the Rights Plan Resolution.

ELECTION OF DIRECTORS

The Nominee

Andrew J. Chang

Province/State and Country of Residence	New Jersey, USA
Principal Occupations(1)

•         Co-Founder of Lynx Collective, a startup founder advisory and services provider (2023 – present)

•         Self-employed (Advisor/Consultant) (2021 – present)

•         Chief Operating Officer, of Paxos, a financial institution and technology company specializing in blockchain technology (2014 – 2021)

Common Shares Owned or Controlled(1)	None

Andrew J. Chang is a seasoned executive and entrepreneur with extensive experience in the cryptocurrency and blockchain industry. He served as the Chief Operating Officer at Paxos for over 7 years, where he played a pivotal role in growing the company from a small startup to a $2.4 billion valuation. During his tenure, Mr. Chang oversaw the launch of the first regulated blockchain-focused trust company. His expertise lies in navigating complex regulatory environments, scaling operations, and creating effective communication frameworks. Prior to Paxos, Mr. Chang held operational and growth positions at Google, Techstars, WPP and several innovative startups. He is currently a co-founder of Lynx Collective and regularly advises and invests in early-stage startups. Mr. Chang holds an MBA from NYU Stern School of Business and a BS from Boston College, bringing a blend of financial technology acumen and technological insight to his roles in the rapidly evolving digital asset space.

Notes:

(1) Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by the Nominee. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been furnished by the Nominee.

The Board has proposed to nominate the Nominee at the Meeting. Only if the Resolution Fixing the Number of Directors is passed at the Meeting will the Shareholders be asked to consider and vote upon the Nominee Election Resolution to fill the vacancy created by the Resolution Fixing the Number of Directors.

If the Nominee is elected as a director of the Corporation at the Meeting, he will serve on the Board until the next annual meeting of the Corporation, where he may be re-elected, unless prior to the next annual meeting, he resigns, is replaced or removed by the Shareholders, or becomes ineligible to serve on the Board.

Current Directors

The following sets out information regarding the current Board.

Benjamin Gagnon(1)

Province/State and Country of Residence	San José, Costa Rica
Principal Occupations (2)	• Chief Executive Officer of the Corporation (2024 – present) • Chief Mining Officer of the Corporation (2021 – 2024) • Director of Mining Operations of the Corporation (2019 – 2021)
Director Since	August 12, 2024
Common Shares Owned or Controlled(2)	None

Benjamin (Ben) Gagnon serves as the Chief Executive Officer, as a director of the Corporation, and as a member of the Environmental and Social Responsibility Committee. Mr. Gagnon started his career at Bitfarms as Director of Business Development in 2019 and was promoted to the Director of Mining Operations in 2020 and Chief Mining Officer in 2021. Mr. Gagnon is a proven strategy and people- focused executive in the Bitcoin mining space. At Bitfarms, he has overseen the development and execution of the Corporation’s growth strategy, which has driven organic growth, captured market share in Bitcoin mining and diversified and strengthened the Corporation’s energy assets. Mr. Gagnon brings a deep familiarity with all aspects of operations at Bitfarms, having worked intimately with every department, as well as extensive leadership experience from previous executive roles with cryptocurrency mining companies. His successful track record overseeing the growth of Bitfarms’ mining operations and integration of new technologies amidst a rapidly evolving landscape has been critical to Bitfarms’ value creation strategy, which includes diversification into synergistic new areas like energy generation, heat recycling, energy trading and HPC (high performance computing) for AI, as well as execution of strategies related to the 2028 halving event. Prior to joining Bitfarms, Mr. Gagnon founded and operated two Bitcoin mining companies, holding roles as Chief Executive Officer, Chief Mining Officer and Chief Technology Officer. Mr. Gagnon earned his M.Sc. in Internet Computing from Hong Kong University and has a B.Sc. in Economic Consulting and International Business from the Kelley School of Business at Indiana University. In addition, Mr. Gagnon currently serves as co-chair of the Canadian Blockchain Consortium Mining Committee and is a lead analyst for the Bitcoin Mining Council.

Brian Howlett, CPA(3)

Province/State and Country of Residence	Ontario, Canada
Principal Occupations (2)

•         Independent Chairman of the Corporation (2024 – present).

•         Lead Director of the Corporation (2020 – 2024).

•         President, Chief Executive Officer and Director of Hemlo Explorers Inc. (TSXV: HMLO), a natural resource exploration and development company (2020 – present).

•         Director of Nighthawk Gold Corp. (TSX:NHK / OTCQX:MIMZF), a gold development company (2016 – 2024).

•         President, Chief Executive Officer and Director of Copper Road Resources Inc. (TSXV: CRD), a copper exploration company (2014 – 2021).

•         President, Chief Executive Officer and Director of Voyageur Mineral Explorers Corp. (CSE: VOY), a mineral exploration company (2020 – 2021).

•         President, Chief Executive Officer and Director of Dundee Sustainable Technologies Inc. (CSE: DST), a metallurgical processes company (2015 – 2020).

Director Since	April 17, 2020

Common Shares Owned or Controlled(2)	10,000

Brian Howlett serves as the independent Chair of the Board, Chair of the Special Committee (as defined below), and a member of the Audit Committee. Mr. Howlett is a seasoned public company senior executive with more than 35 years of experience in operational and financial leadership. His extensive service as senior officer and director of public companies equips him with valuable insights to oversee Bitfarms’ operations. As a Chartered Public Accountant (CPA), he also contributes to the Board’s oversight of financial reporting, internal controls and risk management. He is currently the President, Chief Executive Officer, and Director of Hemlo Explorers Inc (TSXV: HMLO). Mr. Howlett also served on the board of Nighthawk Gold Corp. from 2016 to 2024. Mr. Howlett formerly served as the President and Chief Executive Officer and Director of Dundee Sustainable Technologies Inc., and as the President and Chief Executive Officer of Copper Road Resources Inc. (formerly ‘Stone Gold Inc.’). Mr. Howlett graduated in 1982 with a B. Comm. in Finance from Concordia University and received his Certified Management Accountant designation in 1989 and Chartered Professional Accountant designation in 2014.

Edith Hofmeister, JD(1)(3)(4)(5)

Province/State and Country of Residence	California, USA
Principal Occupations (2)

•         Independent Director of the Corporation (2022 – present).

•         Director of Osisko Gold Royalties (TSX: OR and NYSE: OR), a precious metal royalty company (2022 – present).

•         Director of Nighthawk Gold Corp., a gold development company (2022 – 2024).

•         Director of Prime Mining Corp. (TSXV: PRYM), a mineral resource company (2021 – present).

•         Executive Vice-President Corporate Affairs & General Counsel of Tahoe Resources Inc., an international precious metal mining company (2010 – 2019).

Director Since	November 16, 2022
Common Shares Owned or Controlled(2)	None

Edith Hofmeister serves as an independent director of the Corporation, Chair of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee and a member of the Audit Committee, Compensation Committee and Special Committee. Ms. Hofmeister brings over 25 years of legal, corporate governance and sustainability expertise, with a strong track record of overseeing transformative growth at multinational companies. Having lived or worked in Latin America since 2010, she contributes to the Board her extensive LATAM business experience, due diligence, transactional, risk, anti-corruption and legal compliance expertise. She also served as Executive Vice President Corporate Affairs and General Counsel for Canadian Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid- cap precious metals producer with a $3.2 billion market cap. She was a best Canadian General Counsel finalist in the category of ESG, and led Tahoe’s achievement of best governance award (for a mid-cap mining company) by the Canadian Society of Corporate Secretaries. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister serves as the Chair of the International Bar Association’s Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations. She has written and spoken extensively on how corporations can effectively implement the United Nations Guiding Principles on Business and Human Rights to promote respect for human rights and the environment in business operations. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Fanny Philip, CPA(1)(3)(4)(5)

Province/State and Country of Residence	Bordeaux, France

Principal Occupations (2)

•         Independent Director of the Corporation (2024 – present).

•         Mining Committee Member & President of the Québec Chapter of Canadian Blockchain Consortium, a non-profit organization for Canada’s blockchain technology ecosystem (2022 – present).

•         Founder and President, MTI Conseils Inc., an accounting and advisory firm (2021 – present).

•         General Director (2021 – present) and Director of Administration and Finance (2020 – 2021) of SOVIAGO, a meat distribution company leader in South-West France.

•         Chief Operating Officer (2022 – 2024), Chief Financial Officer (2020 – 2021), Vice President of Finance (2021), of SATO Technologies Corp. (TSXV:SATO), a digital assets mining and infrastructure company.

•         Associate Partner of Bois Montpetit S.E.N.C.R.L., a public accounting and tax advisory firm (2018 – 2020).

Director Since	June 27, 2024
Common Shares Owned or Controlled(2)	None

Fanny Philip serves as an independent director of the Corporation, Chair of the Audit Committee and Compensation Committee, and member of the Governance and Nominating Committee, the Environmental and Social Responsibility Committee, and the Special Committee. Ms. Philip is a CPA auditor and recognized leader in digital assets and blockchain technology, and contributes to the Board her deep expertise in finance, public accounting, audit, and strategic mergers and acquisitions. Her extensive knowledge of the North American and European energy sectors, mining and AI provide valuable perspectives to the Board’s oversight of the Corporation’s expansion strategies. She is the founder of MTI Conseils Inc., an accounting firm that provides outsourced accounting, advisory services and Chief Financial Officer services. Ms. Philip brings over 10 years of assurance and accounting expertise mainly in audit and public issues. Formerly, she was the Chief Operating Officer of SATO Technologies Corp. and the Chief Financial Officer and VP Finance of Canada Computational Unlimited Inc. As a former C-suite executive at a publicly traded company, she used to engage extensively in education and industry representation, advocating for regulatory changes and fostering a deeper understanding of the sector’s complexities among stakeholders, especially on reporting and financial matters. She is a member of the Mining Committee of the Canadian Blockchain Consortium and the President of its Québec Chapter. She currently serves as General Director at SOVIAGO, where she oversees financial reporting and compliance, and she has been instrumental in various strategic acquisitions and in securing various public funding mainly from the European Regional Development Fund. Ms. Philip graduated in 2010 with a Trilingual Bachelor of Business Administration (B.B.A) (English, Spanish and French) and in 2013 with a Specialized Graduate Diploma (DESS) in public accounting – CA, both from HEC Montréal. She received her Chartered Accountant designation in 2014 which became a Chartered Professional Accountant auditor designation in 2022.

Amy Freedman(4)(5)

Province/State and Country of Residence	Ontario, Canada
Principal Occupations (2)

•         Independent Director of the Corporation (2024 – present).

•         Advisor to Ewing Morris and Co. Partners Ltd., an investment firm (2024 – present).

•         Advisor to Longacre Square Partners., a strategy and communications firm (2023 – present).

•         Chief Executive Officer of Kingsdale Advisors, a shareholder services and advisory firm (2017 – 2021).

•         Executive Vice President of Kingsdale Advisors, a shareholder services and advisory firm (2014 – 2021).

•         Partner at Ewing Morris and Co. Partners Ltd., an investment firm (2022 – 2023).

Director Since	September 23, 2024
Common Shares Owned or Controlled(2)	None

Amy Freedman serves as an independent director of the Corporation, and as a member of the Governance and Nominating Committee the Compensation Committee, and the Special Committee. Amy Freedman is a corporate governance and public capital markets expert with over 25 years of experience. Ms. Freedman is currently an independent consultant providing various advisory services, including governance, shareholder engagement and strategic communications. In this role, Ms. Freedman has served as an advisor to firms such as Ewing Morris and Co. Investment Partners Ltd., an investment firm, since January 2024 and Longacre Square Partners, a leading strategy and communications firm, since November 2023. Prior to becoming an advisor to Ewing Morris, Ms. Freedman was a Partner and Head of Engagement Fund Investing at Ewing Morris from January 2022 to December 2023. Previously, Ms. Freedman was the Chief Executive Officer of Kingsdale Advisors, a leading shareholder services and advisory firm, from January 2017 to December 2021. She joined Kingsdale Advisors as an Executive Vice President in 2014. Prior to joining Kingsdale Advisors, Ms. Freedman spent over 15 years in capital markets as an investment banker with global firms including Stifel Financial Corp. (NYSE: SF) and Morgan Stanley (NYSE: MS). Ms. Freedman is a director of the following public companies: (a) Mandalay Resources Corporation (TSX: MND, OTCQB: MNDJF) since May 2016; (b) Irish Residential Properties REIT plc (ISE: IRES) since May 2024; and (c) American Hotel Income Properties REIT LP (TSX: HOT.UN, HOT.U) since October 2023. Ms. Freedman was also a director on the board of (a) Canaccord Genuity Group Inc. (TSX: CF) from March 2023 to August 9, 2024, and (b) Park Lawn Corporation (TSX: PLC) from June 2020 to August 2022. Ms. Freedman holds an MBA and JD from the University of Toronto.

Notes:

(1)	Member of the Environmental and Social Responsibility Committee. Edith Hofmeister serves as Chair.

(2)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised Common Share purchase options (“Options”), warrants and restricted share units (“RSUs”).

(3)	Member of the Audit Committee. Fanny Philip serves as Chair.

(4)	Member of the Compensation Committee. Fanny Philip serves as Chair.

(5)	Member of the Governance and Nominating Committee. Edith Hofmeister serves as Chair.

Meeting Attendance

The Board holds regularly scheduled meetings and ad hoc meetings as required from time to time. In addition to these Board meetings, the committees of the Board meet independently.

As part of their regularly scheduled meetings, the Board, the Special Committee, and the Audit Committee typically hold in camera sessions without management present in order to facilitate open and candid discussion.

Since January 1, 2023, the Board held 46 meetings, and the Audit Committee held 7 meetings. At each Audit Committee meeting, the independent directors were entitled to hold in camera sessions at which any non-independent directors and officers invited to the meetings were not present. Since January 1, 2023, the Governance and Nominating Committee held 5 meetings, the Compensation Committee held 9 meetings, and the Environmental and Social Responsibility Committee held 2 meetings. Since January 1, 2023, the Special Committee held 39 meetings.

Name of Director	Board (46)	Audit (7)	Special(1) (39)	Governance and Nominating (5)	Compensation (9)	Environmental and Social Responsibility (2)
Brian Howlett(2)	46	7	39	3	8	2
Amy Freedman(3)	1	N/A	0	2	1	N/A
Edith Hofmeister(4)	45	4	38	5	2	2
Fanny Philip(5)	13	1	0	2	1	0
Benjamin Gagnon(6)	6	N/A	N/A	N/A	N/A	0

Notes:

(1)	A committee comprised of independent directors was formed on April 16, 2024 (the “Special Committee”). The Special Committee was initially formed with the mandate to consider unsolicited proposals from third parties with respect to an acquisition, merger or other transaction related to the business activities of the Corporation or certain of its assets and acquisitions of other companies. The Special Committee’s original mandate was amended and restated and thereafter, the Special Committee was permitted to conduct a strategic alternatives review process and review, consider and respond to any concerns expressed by Shareholders of the Corporation.

(2)	Brian Howlett was a member of the Governance and Nominating Committee between November 15, 2022 and September 23, 2024, a member of the Compensation Committee between November 15, 2022 and September 23, 2024, and a member of the Environmental and Social Responsibility Committee between November 15, 2022 and September 23, 2024.

(3)	Ms. Freedman joined the Board, the Governance and Nominating Committee, the Compensation Committee, and the Special Committee on September 23, 2024.

(4)	Ms. Hofmeister was a member of the Audit Committee between May 24, 2023, and June 27, 2024, and was re-appointed to the Audit Committee on September 23, 2024. Ms. Hofmeister was appointed to the Compensation Committee on May 31, 2024.

(5)	Ms. Philip joined the Board, the Audit Committee and Compensation Committee on June 27, 2024. Ms. Philip became Chair of the Audit Committee on August 12, 2024. Ms. Philip was appointed to the Governance and Nominating Committee, Special Committee, and Environmental & Social Responsibility Committee on September 23, 2024.

(6)	Mr. Gagnon joined the Board on August 12, 2024, and was appointed to the Environmental and Social Responsibility Committee on September 23, 2024.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed nominee or member of the current Board is, as at the date of this Circular, or within the ten years prior to the date of this Circular has been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed nominee or member of the current Board (or any personal holding company of any such individual) is, or within the ten years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

Except as described below, to the knowledge of the Corporation, no proposed nominee or member of the current Board (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision:

Minto Metals Corporation was placed in receivership in July of 2023 by order of the British Columbia Supreme Court. Edith Hofmeister was a director on the Board of Minto Metals Corporation between November 2021 and February 2023.

SHAREHOLDER RIGHTS PLAN

On July 24, 2024, the Board, following a unanimous recommendation of the Special Committee, approved a shareholder rights plan (the “Rights Plan”) pursuant to a shareholder rights plan agreement with TSX Trust, as rights agent. Should the Rights Plan be approved at the Meeting, it shall remain in force subject to reconfirmation by the Shareholders at the annual meetings of the Corporation occurring no less frequently than every third year thereafter. If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan and all outstanding Rights (as defined below) will terminate at the conclusion of the Meeting. If the Rights Plan is not reconfirmed by Shareholders at the annual meetings of the Corporation taking place every third year thereafter, then the Rights Plan and all outstanding Rights will terminate at the conclusion of such annual meeting.

To be effective, the Rights Plan Resolution must be approved by: (i) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by all Shareholders whether in person (attending virtually) or by proxy, and (ii) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy. An “Independent Shareholder” is generally any Shareholder other than an “Acquiring Person” (as further described below) and its associates and affiliates and plans for the benefit of employees of the Corporation. The Corporation is not aware of any Shareholder that would not be considered an Independent Shareholder which qualifies as an “Acquiring Person” under the Rights Plan. Therefore, it is anticipated that all Shareholders will be eligible to vote their Common Shares with respect to the Rights Plan Resolution.

Purpose

A shareholder rights plan is an effective device to deter accumulations of controlling blocks of shares without paying a premium and to enhance influence regarding the timing and outcome of an unsolicited take-over bid. The basic objectives of the Rights Plan are to deter abusive tactics by making them unacceptably expensive to the unsolicited bidder, to discourage prospective acquirors from accumulating control blocks of Common Shares by means other than by way of offers made to all Shareholders, and to encourage prospective acquirors to negotiate with the Board rather than to attempt a creeping bid or accumulation of control.

The Rights Plan limits acquisitions by a Shareholder or group acting jointly or in concert that would result in the ownership or control of 20% or more of the issued and outstanding Common Shares through means that are exempt from the formal take-over bid rules and to provide Shareholders with an opportunity to participate in a take-over bid and receive full and fair value for their Common Shares. To accomplish this, the Rights Plan provides for the issuance to all holders of Common Shares of rights (“Rights”) to acquire additional Common Shares at a significant discount to the then-prevailing market price, which Rights could, in certain circumstances, become exercisable by all holders of Common Shares other than the potential acquiror and its joint actors. The terms of the Rights Plan are substantially similar to the terms of rights plans adopted by other Canadian issuers.

The Rights Plan has been adopted to ensure, to the extent possible, that all Shareholders are treated fairly and equally in connection with any unsolicited take-over bid or other acquisition of control of the Corporation, including the protection against “creeping bids”, which involve the accumulation of 20% or more of the Common Shares through purchases exempt from applicable Canadian take-over bid rules.

The Rights Plan was not being adopted in response to any specific proposal to acquire control of the Corporation, and the Board is not aware of any pending or threatened take-over bid for the Corporation. However, at the time of adoption, the Board was aware that Riot had requisitioned a special meeting of the Shareholders. The Rights Plan did not affect Riot’s rights as a Shareholder to proceed with making nominations to the Board or solicit proxies in respect of such a meeting.

In adopting the Rights Plan, the Corporation and the Board considered the existing legislative framework governing take- over bids in Canada. The Canadian framework provides for a minimum bid period of 105 days, requires that all non- exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by Shareholders other than the acquiror, its affiliates and persons acting jointly or in concert with the acquiror, and require a 10-day extension after the minimum tender requirement is met. A target issuer has the ability to voluntarily reduce the minimum bid period to not less than 35 days and the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative framework may not apply to take-over bids that are exempt from certain procedural requirements, the Rights Plan will be useful in protecting Shareholders by addressing the following concerns:

1.	Protecting against “creeping bids”, which is the accumulation of 20% or more of shares through purchases exempt from Canadian take-over bid rules, such as (a) purchases from five or fewer Shareholders under private agreements at a premium to the market price (not to exceed 115% of the market price, including brokerage fees and commissions), and not available to all Shareholders, (b) acquiring control or effective control of not more than 5% of the shares during any 12-month period through the accumulation of shares over a stock exchange or other published market without paying a control premium, (c) acquiring up to 5% of the shares during the course of a take-over bid, or (d) through other transactions outside of Canada that may not be jurisdictionally subject to Canadian take-over bid rules; and

2.	Preventing a potential acquiror from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

The Rights Plan will not affect the rights of Shareholders to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation. Moreover, the Rights Plan does not preclude the acquisition of Common Shares as a result of corporate transactions which are approved by Shareholders, including plans of arrangement and amalgamations.

The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation. The potential issuance of Rights in the future is also not expected to in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is not initially dilutive. However, if a Flip-In Event (described below) occurs and the Rights separate from Common Shares as described below, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

Board Review

The Board, as part of its analysis in connection with the implementation of the Rights Plan, considered matters including: (i) the recommendation of the Special Committee of the Board, (ii) developments in shareholder rights plans and securities legislation since certain amendments were made to the take-over bid regime in 2016, (iii) terms and conditions of rights plans adopted by other Canadian public companies, and (iv) general commentary by the investment community on the use of rights plans.

Given its review of the above-noted factors, the Board is satisfied that the Rights Plan is consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board, in recommending the ratification and approval by Shareholders of the Rights Plan, to either secure the continuance of the directors or management of the Corporation or to preclude an acquisition of control of the Corporation in a transaction that is fair and in the best interests of the Corporation. The rights of Shareholders under existing law to seek a change in management or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The Rights Plan provides that Shareholders may tender to take-over bids that meet the Permitted Bid (as defined below) criteria.

Summary of the Rights Plan

A copy of the Rights Plan is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and physical copies are available from the head office of the Corporation at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4. The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the terms of the Rights Plan.

Effective Time and Term

The Rights Plan became effective on July 24, 2024, upon the entering into of the shareholder rights plan agreement between the Corporation and TSX Trust. The TSX has deferred its consideration of the acceptance of the Rights Plan until: (i) such time as it is satisfied that the appropriate securities commission will not intervene pursuant to National Policy 62-202 – Take-Over Bids – Defensive Tactics; and (ii) the ratification of the Rights Plan by the Shareholders by no later than January 24, 2025. A deferral of acceptance of the Rights Plan by the TSX does not affect the adoption or operation of the Rights Plan, which remains operative and effective for a minimum of six months from the date of adoption on July 24, 2024, unless earlier terminated. Under the rules of the TSX, a rights plan must be ratified by an issuer’s shareholders at a meeting held within six months following the adoption of the plan. Pending Shareholder approval of the Rights Plan Resolution, the Rights Plan will remain in effect so that its intent is not circumvented prior to the Meeting. All Shareholders will be permitted to vote on ratification and approval of the Rights Plan, other than those holders of Common Shares who are not Independent Shareholders. The Rights Plan will remain in effect subject to ratification and approval at the Meeting, and reconfirmation at the Corporation’s annual meetings occurring every third year thereafter. It will expire upon the conclusion of such an annual meeting where it is not reconfirmed by Shareholders or where it is not presented for reconfirmation.

Issue of Rights

One Right was issued and attached to each Common Share outstanding as of close of business on August 6, 2024 (the “Effective Time”) and will attach to each Common Share issued after the Effective Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the Rights Plan.

Rights Exercise Privilege

The Rights will separate from the Common Shares and will be exercisable at the close of business on the tenth trading day (the “Separation Time”) after a person has acquired, or commences an offer to acquire, 20% or more of the Common Shares, other than by an acquisition permitted by the Rights Plan. The acquisition of beneficial ownership by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid or in a manner otherwise permitted by the Rights Plan, is referred to as a “Flip-In Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-In Event. After the Separation Time, each Right (other than those held by the Acquiring Person) will permit the purchase of that number of Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of consummation or occurrence of the Flip-In Event equal to twice the Exercise Price (as defined in the Rights Plan) for an amount in cash equal to the Exercise Price. The Exercise Price is defined, for the period from and after the Separation Time, as an amount equal to three times the Market Price per Common Share determined as of the Separation Time. Until the Separation Time, the Rights shall not be exercisable and no Right may be exercised.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by the applicable certificates for Common Shares or by the applicable book-entry form registration for the associated Common Shares and will be transferable only together with and will be transferred by a transfer of, such associated Common Shares issued from and after the Effective Time and will not be transferable separately from Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common Shares only on the Rights Register (as defined in the Rights Plan).

Permitted Bid Requirements

The Rights Plan is “triggered” when a person acquires or announces its intention to acquire 20% or more of the Common Shares, unless the acquisition is pursuant to a take-over bid has been conducted in accordance with a stringent set of requirements outlined in the Rights Plan (a “Permitted Bid”) or is otherwise permitted by the Rights Plan, or the Rights Plan is waived by the Board.

The requirements for take-over bid to qualify as a Permitted Bid include the following:

(i)	the take-over bid is made to all holders of Common Shares, other than the Offeror (as defined below);

(ii)	no Common Shares may be taken up or paid for pursuant to the take-over bid unless more than 50% of the Common Shares held by Independent Shareholders (x) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn and (y) have previously been or are taken up at the same time;

(iii)	no Common Shares are taken up or paid for pursuant to the take-over bid prior to the close of business on the day that is no earlier than the earlier of (x) 105 days following the date of the take-over bid and (y) the last day of the initial deposit period that the Offeror must allow securities to be deposited under the take-over bid pursuant to National Instrument 62-104 – Take-Over Bids and Issuer Bids (“NI 62-104”);

(iv)	no Common Shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Common Shares may be taken up and paid for and any Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(v)	if on the date on which Common Shares may be taken up and paid for under the take-over bid, more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror makes a public announcement of that fact and the take-over bid is extended to remain open for deposits and tenders of Common Shares for no less than ten days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Under the Rights Plan, “Independent Shareholders” means holders of Common Shares other than: (i) any Acquiring Person, (ii) any Offeror (other than a person who is not deemed to beneficially own the Common Shares held by such person at the relevant time), (iii) any affiliate or associate of such Acquiring Person or Offeror, (iv) any person acting jointly or in concert with such Acquiring Person or Offeror, and (v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a take-over bid.

Under the Rights Plan, “Offeror” means any person who has made a public announcement of an intention to make or who is making a take-over bid but only so long as the take-over bid so announced or made has not been withdrawn or terminated or has not expired.

Permitted Lock-up Agreements

The Rights Plan requires that a person making a take-over bid structure any lock-up agreement so as to provide reasonable flexibility to the Shareholder entering the lock-up agreement in order to avoid being deemed the beneficial owner of the Common Shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

Under the Rights Plan, a person will not be deemed to beneficially own any security where the holder of such security has agreed to deposit or tender such security pursuant to a “Permitted Lock-up Agreement”.

The Rights Plan defines a Permitted Lock-up Agreement as an agreement between a person and one or more holders of Common Shares pursuant to which such holders (each, a “Locked-up Person”) agree to deposit or tender Common Shares to a take-over bid (the “Lock-up Bid”) the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including the Corporation) not later than the date the Lock-up Bid is publicly announced or if the Lock-up Bid has been made prior to the date of which such agreement has been entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, and pursuant to which each Locked-up Person agrees to deposit or tender Common Shares or convertible securities to the Lock-up Bid and which further permits the Locked-up Person to withdraw their Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction: (i) where the price or value per security under the other take-over bid exceeds the price per security offered under the Permitted Lock-up Agreement; or (ii) if (A) the price or value per security under the other take-over bid or transaction exceeds the price or value per security offered under the Lock-up Bid by as much or more than a specified amount and the specified amount is not greater than 7% of the offering price in the Lock-up Bid; or (B) the number of securities to be purchased under the other take-over bid or transaction exceeds the number of securities offered to be purchased under the Lock-up Bid by as much or more than a specified number of securities and the specified number of securities is not greater than 7% of the number of securities offered to be purchased under the Lock-up Bid, at a price or value per share, as applicable, that is not less than the price or value per share offered under the Lock-up Bid. In addition, in order to qualify as a Permitted Lock-up Agreement, there can be no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of (i) the cash equivalent of 3% of the price or value payable under the Lock- up Bid to a Locked-up Person; and (ii) 50% of the amount by which the price or value payable under another take- over bid to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid.

Waiver and Redemption

The Board may, prior to a Flip-In Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-In Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares, in which event such waiver will be deemed also to be a waiver in respect of any other Flip-In Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The Board may also waive the Rights Plan in respect of a particular Flip-In Event that has occurred through inadvertence or other circumstances, provided that the Acquiring Person that triggered such Flip-In Event reduces its beneficial holdings to below 20% of the outstanding Common Shares within 14 days or such other period as may be specified by the Board. With the majority consent of Shareholders or Rights holders at any time prior to the occurrence of a Flip-In Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemption for Investment Managers

Investment managers for client accounts, managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring 20% or more of the Common Shares are exempted from triggering a Flip-In Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendments

The Board may amend the Rights Plan with the approval of a simple majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to such approval at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Voting Requirements

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass the Rights Plan Resolution. In order for the Rights Plan to become effective, the Rights Plan Resolution must be approved by: (i) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by all Shareholders, whether in person or by proxy; and (ii) a simple majority of the votes cast at the Meeting in favour of the Rights Plan Resolution by the Independent Shareholders, whether in person or by proxy. As of the Record Date for the Meeting, based on publicly available information, to the knowledge of the Corporation there are no holders of Common Shares that are not Independent Shareholders. Therefore, it is anticipated that all Shareholders will be eligible to vote their Common Shares on the Rights Plan Resolution.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RIGHTS PLAN RESOLUTION.

OTHER MATTERS

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Special Meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

OTHER PROPOSALS OR NOMINATION UNDER ADVANCE NOTICE PROVISIONS

Our current by-laws include advance notice provisions. These provisions are generally intended to provide Shareholders, the Board and management of the Corporation with a clear framework for nominating directors. These provisions set deadlines for a Shareholder to notify the Corporation of their intention to nominate one or more directors at a Shareholders’ meeting and explains the information that must be included with the notice for it to be valid.

In the case of a special meeting of the Shareholders called for the purpose of electing directors (i.e., the Meeting), notice in proper written form must generally be given to the Corporation no later than the close of business on the 15th day following the filing of the notice of meeting and record date on the Corporation’s SEDAR+ profile at www.sedarplus.ca (the “Notice Date”). The Notice Date has passed. The Corporation has not received a notice of intention to nominate one or more directors at the Meeting pursuant to the advance notice provisions. Our current by-laws are available on SEDAR+ at www.sedarplus.ca.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s Chief Executive Officer, Chief Financial Officer, and, other than the Chief Executive Officer and Chief Financial Officer, each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “Named Executive Officers” or “NEOs”) for the year ended December 31, 2023. As of December 31, 2023, the NEOs were:

(i)	Geoffrey Morphy, former President and Chief Executive Officer of the Corporation;

(ii)	Jeffrey Lucas, Chief Financial Officer of the Corporation;

(iii)	Benjamin Gagnon, former Chief Mining Officer of the Corporation (current Chief Executive Officer);

(iv)	Benoit Gobeil, former Executive Vice President of Operations and Infrastructure of the Corporation (current Chief Infrastructure Officer); and

(v)	Stephanie Wargo, former Vice President of Marketing & Communications of the Corporation.

Compensation Discussion and Analysis

Oversight and description of Directors and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of Options and RSUs, which will be a significant component of each NEO’s compensation. This approach is based on the assumption that the performance of the Common Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with Shareholder interests – the Corporation aligns the goals of executives with maximizing long-term Shareholder value;

●	Performance sensitive – compensation for executive officers is linked to operating and market performance of the Corporation and should fluctuate with such performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program provides market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs has been developed based on the above-mentioned compensation philosophy and aims to:

●	attract and retain highly qualified executive officers;

●	align the interests of NEOs with Shareholders’ interests and with the execution of the Corporation’s business strategy;

●	evaluate NEOs performance on the basis of key measurements that correlate to long-term Shareholder value; and

●	tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance Shareholder value if achieved.

Aggregate compensation for each NEO is designed to be competitive. The Compensation Committee reviews from time to time the compensation practices of similarly situated companies when considering the Corporation’s NEO compensation practices. The Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee, along with the head of human resources reviews data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels.

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for NEO compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s NEOs. The Compensation Committee will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

From time to time the Compensation Committee makes, and the Board reviews and may approve, recommendations regarding compensation to executive officers and directors. A combination of fixed and variable compensation is used to motivate NEOs to achieve overall corporate goals. The three basic components of the Corporation’s NEOs compensation program are:

●	base salary;

●	annual incentive discretionary performance (cash bonus) payments; and

●	long-term equity incentives (RSUs and Options).

Base salaries are paid in cash and constitute the fixed portion of the total compensation paid to NEOs. Annual incentives comprise the remainder and represent compensation that is “at risk” and thus may or may not be paid to the respective NEO depending on: (i) whether the NEO is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Common Shares. No specific formula was developed prior to 2024 to assign a specific weighting to each of these components. Instead, the Board had considered each performance target and the Corporation’s performance and assigned compensation based on this assessment and the recommendations of the Compensation Committee. A Contribution Management Program is being built to establish base target percentages for annual incentives.

On March 29, 2023, the Corporation retained the services of Compensation Governance Partners Inc. (“CGP”), an independent executive compensation and advisory firm to provide a benchmark study for compensation of the CEO and the CFO. Between June and December 2023, three reports on peers’ compensation were submitted by CGP to management and the Compensation Committee.

The table below shows the fees paid to CGP for services provided to the Corporation for each of the two most recently completed financial years:

Year ended December 31,	2023	2022
Executive Compensation-Related Fees	$40,785	N/A
All other fees	N/A	N/A
Total	$40,785	N/A

Base Salary

The Compensation Committee recommends, and the Board approves the salary ranges for the NEOs. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group that are accumulated from a number of external sources including independent consultants. The Corporation’s determination of salary for NEOs intends to be consistent with the administration of salaries for all other executives and employees.

Annual Incentive Discretionary Performance Bonus (Cash Bonus) Payments

Cash annual incentive awards are discretionary and based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities, and industry competitive factors.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors including comparable compensation of similar companies.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis.

The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right to make positive or negative adjustments to any annual incentive payment recommended by the Compensation Committee that it deems appropriate.

Long Term Incentive Plan

Grants of long-term equity incentives are an integral component of the Corporation’s NEO compensation structure. Equity- based awards are a variable element of compensation that allows the Corporation to reward NEOs for their sustained contributions to the Corporation. Long-term equity incentive awards reward performance and continued rendering of services, and help the Corporation attract and retain NEOs.

Under the Corporation’s long term incentive plan (the “LTIP”), last approved by the Shareholders on May 31, 2024, Options and RSUs are granted by, and at the discretion of, the Board upon recommendation from the Compensation Committee. In monitoring and adjusting the Option and RSU allotments, the Board takes into account its own observations on individual performance and its assessment of individual contributions to Shareholder value, previous Option grants and the objectives set for the NEOs. The scale of Options and RSUs is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board, subject to the recommendation of the Compensation Committee, will consider the overall number of Options and RSUs that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of Options or RSUs and the size of such grants.

Since the time the Corporation adopted the LTIP, Options to purchase a total of 41,504,700 Common Shares and 1,981,000 RSUs have been issued to directors, officers, employees and consultants of the Corporation. As of the date of this Circular, a total of 26,604,989 Options and 964,332 RSUs are outstanding under the LTIP.

The LTIP is a rolling incentive plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the LTIP is to: (i) provide the Corporation with a share-related mechanism to attract, retain and motivate qualified executives, employees and consultants (collectively, the “Award Holders”); (ii) to incentivize such individuals to contribute toward the long-term goals of the Corporation; and (iii) to encourage such individuals to acquire Common Shares as long-term investments. The following information is intended to be a brief description and summary of the material features of the LTIP:

(a)	The aggregate maximum number of Common Shares available for the grant of awards under the LTIP (“Award”) and all of the Corporation’s other security-based compensation arrangements is 10% of the issued and outstanding Common Shares as at the time of grant, subject to adjustment pursuant to the terms of the LTIP. Any Common Shares subject to an Award of Options or RSUs which have been granted under the LTIP and which has expired or otherwise terminated for any reason without having been exercised, will again be available under the LTIP.

(b)	Each vested RSU entitles the holder to receive one Common Share.

(c)	Each vested Option entitles the holder to receive one Common Share upon payment of the appliable exercise price.

(d)	The exercise price of an Option shall be determined by the Board at the time each Option is granted, provided that such price shall not be less than the “Market Value” of the Common shares as of the grant date, which shall be the closing trading price of the Common Shares on the day immediately preceding the grant date on the stock exchange on which the Common Shares are listed, or if the Common Shares are listed on more than one stock exchange, the primary stock exchange on which the Common Shares are listed, and may be less than this price if it is within the discounts permitted by the applicable regulatory authorities. If the Common Shares are not listed on any stock exchange, then the Market Value shall be such value as is determined by the Board to be the fair value of the Common Shares.

(e)	The aggregate number of Common Shares for which Options may be granted to any one person or entity within any twelve-month period shall not exceed 5% of the total number of Common Shares outstanding immediately prior to the grant unless disinterested shareholder approval is obtained.

(f)	The aggregate number of Common Shares issued to insiders within any 12-month period, or issuable to insiders of the Corporation at any time, under the LTIP and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares during such period of time.

(g)	The total number of Common Shares issuable pursuant to RSUs to any Award Holder under the LTIP shall not exceed 1.5% of the issued and outstanding Common Shares at the time of the Award and shall not, in the aggregate, exceed 2.5% of the issued and outstanding Common Shares in any 12-month period.

(h)	The aggregate number of Common Shares issuable pursuant to RSUs under the LTIP shall not exceed 10,000,000 at any one time.

(i)	Certain directors, officers, consultants and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries, are eligible to participate in the LTIP.

(j)	Options shall expire on the date set out in the Award agreement, provided that in no circumstances shall the duration of an Award exceed ten years.

(k)	The Board may determine when any Option will become exercisable. However, unless the Board determines otherwise, Options issued pursuant to the LTIP are generally subject to a vesting schedule as follows: (i) 1/3 upon the date of grant; (ii) 1/3 upon the first anniversary of the date of grant; and (iii) 1/3 upon the second anniversary of the date of grant.

(l)	RSUs granted pursuant to the LTIP will vest at the end of the applicable restriction period when all restrictions specified in the applicable Award agreement have lapsed.

(m)	If an Option holder ceases to be a director or officer of the Corporation, or its subsidiaries, for any reason (other than death, disability or for Cause (as defined in the LTIP)), unless otherwise expressly provided for in the Award agreement, such Option holder may exercise their Options to the extent that the Option holder was entitled to exercise it at the date of such cessation, provided that such exercise must by the earlier of (i) one year after the Award Holder ceases to be a director or officer and (ii) the expiry date.

(n)	If an Option holder ceases to be a consultant or employee of the Corporation, or its subsidiaries, for any reason (other than death, disability or for Cause), unless otherwise expressly provided for in the Award agreement, such Option holder may exercise their Options to the extent that the Option holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur by the earlier of (i) 90 days after the Award Holder ceases to be a consultant or employee and (ii) the expiry date.

(o)	If an Option holder ceases to be director, officer, consultant or employee of the Corporation or its subsidiaries for Cause, any vested Options or unvested Options held by the Option holder at the time of such termination shall be cancelled and forfeited upon the Termination Date (as defined in the LTIP).

(p)	In the event of death of an Option holder, the Option previously granted shall pass to the Personal Representative (as defined in the LTIP), and any vested Awards shall be exercisable at the earlier of: (i) one year after such death, and (ii) the applicable expiry date.

(q)	If an RSU holder ceases to be a consultant or employee of the Corporation, or its subsidiaries, for any reason (other than death, disability or for Cause), and unless otherwise expressly provided for in the Award agreement, any unvested RSUs held by the RSU holder at the time of such termination shall be cancelled and forfeited upon the Termination Date, and any vested RSUs held by the RSU holder shall be settled in accordance with the LTIP.

(r)	If an RSU holder ceases to be a consultant or employee of the Corporation or its subsidiaries for Cause, any vested RSUs or unvested RSUs held by the RSU holder at the time of such termination shall be terminated without payment or settlement, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

(s)	Other than as may be set forth in the applicable Award agreement, upon the death of an RSU holder, all unvested RSUs shall be terminated without payment or settlement, be forfeited and cancelled and shall be of no further force or effect as of the date of death, and any vested RSUs held by the RSU holder shall be settled in accordance with the LTIP.

(t)	In the event of a Change of Control (as defined in the LTIP), all restrictions upon any RSUs shall lapse immediately and become fully vested and will accrue to the Award Holder.

The TSX policies relating to security-based compensation arrangements require that every three years after the institution of a security-based compensation arrangement, all unallocated Awards under a security-based compensation arrangement without a fixed maximum aggregate of securities issuable must be approved by a majority of the Corporation’s directors and the Corporation’s Shareholders. As the LTIP was last approved by the Shareholders on May 31, 2024, Shareholders will next be asked to approve the unallocated entitlements at the annual general meeting in 2027.

Financial Instruments

Pursuant to the terms of the Corporation’s Securities Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds securities that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

EXECUTIVE COMPENSATION

Summary Compensation Table for NEOs

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the last three financial years. Some of such officers received compensation from certain subsidiaries of the Corporation (Backbone Hosting Solutions Inc., and/or from Backbone Hosting Solutions (USA) Inc.) for acting in such capacities for the financial years ended December 31, 2023, 2022, and 2021.

Name and Principal Position	Fiscal period	Salary, consulting fee or retainer ($)	Share-based awards(1) ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans(2)	Long-term incentive plans(3)
Geoffrey Morphy(5) Former President and Chief Executive Officer	2023	US$569,152	US$289,000	US$2,069,950	US$3,650	—	—	US$36,624	US$2,968,377
	2022	US$421,355	US$95,500	US$1,868,000	US$246,018	—	—	—	US$2,646,723
	2021	US$380,742	US$202,500	US$5,764,000	US$470,000	—	—	—	US$6,740,243
Jeffrey Lucas(6) Chief Financial Officer	2023	US$439,909	US$289,000	US$1,866,785	US$3,650	—	—	—	US$2,607,936
	2022	US$382,903	US $95,500	US$1,668,000	US$163,571	—	—	—	US$2,315,974
	2021	US$194,727	US$202,500	US$5,865,934	Nil	—	—	—	US$6,068,434
Benjamin Gagnon(7) Chief Executive Officer and Former Chief Mining Officer	2023	US$231,097	—	US$444,665	US$3,650	—	—	—	US$679,412
	2022	US$187,849	—	US$676,875	US$118,873	—	—	—	US$986,597
	2021	US$158,032	—	US$2,196,250	—	—	—	—	US$2,354,282
Benoit Gobeil(8) Executive Vice President Operations & Infrastructure	2023	US$206,694	—	US$605,500	US$3,650	—	—	—	US$827,762
	2022	US$172,756	—	US$329,875	US$55,401	—	—	—	US$560,206
	2021	US$143,958	—	US$1,406,250	US$138,251	—	—	—	US$1,688,459
Stephanie Wargo(9) Former Vice President Marketing & Communications	2023	US$234,865	—	US$319,900	US$3,214	—	—	—	US$571,339
	2022	US$206,801	—	US$395,600	—	—	—	—	US$607,478
	2021	—	—	—	—	—	—	—	—

Notes

(1)	Grant date fair value of share-based awards was calculated based on the closing price per Common Share on the trading day immediately preceding the date of the grant. This is consistent with Corporation’s accounting practices. Grant date fair value calculations of option- based awards are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards. The Corporation employed the Black-Scholes Option Pricing Model to calculate the grant date fair value as it is a widely used and relatively objective methodology.

(2)	“Annual incentive plan” means any plan that provides compensation intended to motivate performance to occur within one fiscal year but does not include Option or share-based awards. All amounts were paid during the applicable fiscal year.

(3)	“Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year but does not include Option or share-based awards. All amounts were paid during the applicable fiscal year.

(4)	With the exception of Mr. Morphy, none of the NEOs received perquisites, including property or other personal benefits provided to an NEO that were not generally available to all employees, and that in aggregate are worth $50,000 or more, or are worth 10% or more of an NEO’s total salary for the financial year. Amounts reflect monthly car allowance and contributions to the retirement savings benefits.

(5)	On December 29, 2022, Geoffrey Morphy assumed the position of President and Chief Executive Officer. On May 24, 2023, Mr. Morphy was appointed to the Board. On May 12, 2024, Mr. Morphy was terminated from his role as Chief Executive Officer and was removed from the Board.

(6)	Jeffrey Lucas became Chief Financial Officer of the Corporation on June 14, 2021.

(7)	Benjamin Gagnon was appointed as Chief Mining Officer on June 3, 2021. On July 8, 2024, Mr. Gagnon was appointed Chief Executive Officer and was appointed to the Board on August 12, 2024.

(8)	Benoit Gobeil was appointed Vice President Operations & Infrastructure on July 14, 2021, and became Executive Vice President Operations and Infrastructure on July 1, 2023. Mr. Gobeil was appointed Chief Infrastructure Officer on September 9, 2024.

(9)	Stephanie Wargo was appointed as Vice President Marketing and Communications on February 14, 2022. Ms. Wargo ceased to be an officer of the Corporation on October 17, 2024.

Incentive Plan Awards to NEOs

Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards for each NEO and executive directors of the Corporation as at December 31, 2023:

	Option-Based Awards				Share-Based Awards
Name and Position	No. of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	37,500	0.36	06/29/2025	130,875	91,666	$352,914	$96,250
	240,000	0.43	08/31/2025	820,800
Geoffrey Morphy	154,900	1.76	12/22/2025	323,741
Former President and	400,000	2.45	05/19/2027	560,000
Chief Executive Officer	620,000	0.55	12/27/2027	2,046,000
	1,500,000	1.89	06/30/2028	2,940,000
	500,000	3.83	12/22/2028	10,000
	600,000	2.45	05/19/2027	840,000	91,666	$352,914	$96,250
Jeffrey Lucas	125,000	0.55	12/27/2027	412,500
Chief Financial Officer	1,450,000	1.89	06/30/2028	2,842,000
	400,000	3.83	12/22/2028	8,000
	400,000	0.35	09/21/2025	1,400,000	Nil	Nil	Nil
	40,000	1.76	12/22/2025	83,600
Benjamin Gagnon	500,000	5.01	06/29/2026	Nil
Chief Executive Officer	125,000	8.13	12/08/2026	Nil
and Former Chief	312,500	2.45	05/19/2027	437,500
Mining Officer	200,000	0.55	12/27/2027	660,000
	50,000	1.89	06/30/2028	98,000
	250,000	3.83	12/22/2028	5,000
Benoit Gobeil	125,000	5.01	06/29/2026	Nil	Nil	Nil	Nil
Executive Vice President	237,500	2.45	05/19/2027	332,500
Operations &	42,500	0.55	12/27/2027	140,250
Infrastructure	235,125	1.89	06/30/2028	496,125
	200,000	3.83	12/22/2028	4,000
Stephanie Wargo s	30,000	2.45	05/19/2027	42,000	Nil	Nil	Nil
Former Vice President	140,000	0.55	12/27/2027	462,000
Marketing &	112,500	1.89	06/30/2028	220,500
Communication	140,000	3.83	12/22/2028	2,800

Notes:

(1)	Value of unexercised in-the-money Options is calculated based on the difference between the strike price of the Option and the closing price of the Common Shares on the TSX as of December 31, 2023, which was $3.85.

(2)	Value of the RSUs is calculated by using the closing price of the Common Shares as of December 31, 2023, which was $3.85.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO and executive officer of the Corporation during the financial year ended December 31, 2023:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value vested during the year(2) ($)
Geoffrey Morphy	1,899,500	211,667	US$3,650
Jeffrey Lucas	1,190,000	211,667	US$3,650
Benjamin Gagnon	298,500	Nil	US$3,650
Benoit Gobeil	398,725	Nil	US$3,650
Stephanie Wargo	246,925	Nil	US$3,214.

Notes:

(1)	Aggregate dollar value that would have been realized if the Options had been exercised on the vesting date (computed based on the difference between the exercise price of the Options and the closing market price of the Common Shares on the vesting date).

(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.

Employment and Consulting Agreements and Termination and Change of Control Benefits

Each of the NEOs has entered into an employment agreement with the Corporation. The employment agreements include provisions regarding base salary, annual bonuses, confidentiality and ownership of intellectual property, among other things.

Each employment agreement with each of the NEOs includes non-competition and non-disclosure provisions in favour of Corporation, whereby each NEO has agreed that: (a) during his or her employment with the Corporation and for a twelve- month period thereafter, he or she shall not, either directly or indirectly, solicit the Corporation’s employees, consultants or suppliers for the purpose of causing them to leave, cease or reduce their employment or business relationship with the Corporation, or to be employed or enter into a business relationship with a competitor; (b) for a twelve-month period following the termination of his or her employment with the Corporation, howsoever caused and for any reason, he or she shall not, either directly or indirectly, solicit the business of any current customers of the Corporation with whom he or she had contact during the twenty-four month period prior to the termination of their employment for the purpose or effect of causing the said customers to discontinue or reduce the extent of their business relationship with the Corporation; and (c) except for or on behalf of the Corporation or with the written consent of the Corporation, he or she shall not, in North America, at any time during his employment or within twelve months following the termination of their employment howsoever caused and for any reason, either alone or on behalf of any person, whether as principal, agent, shareholder, officer, director, consultant, manager, owner, partner, limited partner, joint venturer, employee, trustee, or in any other capacity whatsoever, directly or indirectly, provide services which are similar in nature to the services he or she performed for the Corporation during his or her employment for himself or herself or any person or entity engaged in the business of crypto currency mining, or own, operate, manage, appraise, lease, finance, sell, acquire and/or bid to own, operate, manage, appraise, lease, finance, sell or acquire, any business in North America in direct competition with the business operated by the Corporation.

Geoffrey Morphy

On August 26, 2020, the Corporation entered into an employment agreement with Geoffrey Morphy, pursuant to which Mr. Morphy was employed as Executive Vice-President, Finance, Administration & Corporate Development. On December 29, 2020, Mr. Morphy became the President of the Corporation. On December 8, 2021, he assumed the position of Chief Operating Officer, in addition to his role as President, and his relationship with the Corporation continued to be governed by the employment agreement. On December 28, 2022, the Corporation entered into an employment agreement with Mr. Morphy by which he was appointed Chief Executive Officer, in addition to his role as President. On May 12, 2024, the Corporation announced that Mr. Morphy had been terminated from his role as Chief Executive Officer and was removed from the Board. A termination payment of US$1,614,000 was made to Mr. Morphy in May 2024 pursuant to his employment agreement. On August 26, 2024, the Corporation and Mr. Morphy entered into a settlement and release agreement by which the Corporation made a final payment of US$2,500,000 to Mr. Morphy in settlement of Mr. Morphy’s claim against the Corporation.

Jeffrey Lucas

On June 14, 2021, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Jeffrey Lucas, pursuant to which Mr. Lucas was employed as Chief Financial Officer. His current annual base salary is US$438,165. The Corporation may terminate the employment agreement without cause at any time, provided that the Corporation continues to pay Mr. Lucas on a continuing basis for a period of twelve months following the termination, with the first payment being made after the sixtieth day following such termination. Double (i.e., two times) such amount, with a minimum of twenty-four months, will be payable upon the termination of the employment agreement within eighteen months of a change of control.

Benjamin Gagnon

On June 17, 2022, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Benjamin Gagnon, pursuant to which Mr. Gagnon was employed as Chief Mining Officer. On June 8, 2024, Mr. Gagnon was appointed as Chief Executive Officer of the Corporation. His current annual base salary is US$428,888. Mr. Gagnon is in charge of supervising and controlling all strategic and business aspects of the Corporation. His duties and responsibilities include developing and refining the Corporation’s shareholder relations, capital market strategy and corporate development strategy to create accretive growth and maximize Shareholder value, optimize existing business operations, develop high quality regional and international business strategies and plans ensuring their alignment with short-term and long-term objectives. The Corporation may terminate the employment agreement without cause at any time, provided that the Corporation shall pay Mr. Gagnon payment, in a lump sum, equal to the greater of (A) twenty-four months of his base salary and bonus, or (B) the minimum pay in lieu of notice of termination and severance pay in lieu if notice of termination and severance pay required under applicable employment legislation. The same amount would be payable upon the termination of the employment agreement by Mr. Gagnon following certain conditions within twelve months of a change of control.

Benoit Gobeil

On January 12, 2021, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Benoit Gobeil, pursuant to which Mr. Gobeil was employed as Vice President Operations and Infrastructure. In June 2023 he was promoted to Executive Vice President Operations and Infrastructure and on September 5, 2024 he was promoted to Chief Infrastructure Officer. His current annual base salary is US$325,000. The Corporation may terminate the employment agreement without cause at any time, provided that the Corporation pays Mr. Gobeil the equivalent of six weeks of notice per partial or completed year of employment, to a maximum of twelve months of salary. Mr. Gobeil would be entitled to receive 1.5 times such amount, with a minimum of eighteen months, upon the termination of the employment agreement within eighteen months of a change of control.

Stephanie Wargo

On January 13, 2022, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Stephanie Wargo, pursuant to which Ms. Wargo was employed as Vice President Marketing & Communications. Ms. Wargo ceased to be an officer of the Corporation on October 17, 2024. Her annual base salary was US$245,700. In case of termination of her employment agreement within eighteen months of a change of control, Ms. Wargo was entitled to receive the equivalent of eighteen months of her salary payable by the Corporation upon the termination of the employment agreement.

Pension Plan Benefits

The Corporation has no pension or retirement plan.

Retirement Savings Benefits

The Corporation implemented an employer-sponsored group retirement savings plan in July 2022 (Canada) and January 2023 (United States). There is no such plan in Argentina. The Corporation matches one for one, contributions made by all employees, including NEOs, up to a maximum contribution of four percent (4%) of the base gross salary. All participants are subject to the vesting terms of applicable plans and responsible for the management of their individual contribution limits according to the relevant tax-revenue agency.

Director Compensation

During the financial year ended December 31, 2023, directors were compensated with respect to general directors’ duties, or for additional service on Board committees. Directors may also receive equity-based compensation pursuant to the Corporation’s LTIP. Options and RSUs are granted at the discretion of the Board upon the recommendation of the Compensation Committee. Directors may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. Officers of the Corporation who, during the year 2023, also acted as directors did not receive additional compensation for services rendered in such capacity, other than as paid by the Corporation pursuant to their capacity as officers.

Director Compensation Table

The following table provides information regarding compensation paid to the non-NEO directors of the Corporation during the last financial year:

Name(1)	Fees Earned ($)(2)		Share-based awards(3) ($)		Option-based awards(3) ($)			Non-equity incentive plan compensation ($)		Pension value ($)	All other compensa tion ($)	Total ($)(4)
Nicolas Bonta(5)	US$	78,260	US$	144,500	US$	1,172,960	(6)	US$	3,650	Nil	Nil	US$	1,399,370
Andrés Finkielsztain(7)	US$	99,152	US$	144,500	US$	493,049		US$	3,650	Nil	Nil	US$	740,352
Emiliano J. Grodzki(8)	US$	78,260	US$	144,500	US$	1,172,960	(5)	US$	3,650	Nil	Nil	US$	1,399,370
Edith Hofmeister	US$	92,818	US$	144,500	US$	161,000		US$	3,650	Nil	Nil	US$	401,968
Brian Howlett	US$	102,024	US$	216,750	US$	493,049		US$	3,650	Nil	Nil	US$	743,223
Pierre Seccareccia(9)	US$	33,207		Nil		Nil		US$	3,650	Nil	Nil	US$	36,857

Notes:

(1)	This table does not include any amount paid as reimbursement for expenses.

(2)	Effective February 1, 2023, non-executive directors receive an annual cash stipend of US$67,410, with an additional US$11,235 for serving as chair per Board committee, and an extra US$5,617.50 for serving as a non-chair member per Board committee. A lead director, if applicable, and the Chair of the Board are also entitled to receive additional compensation in the amount of US$11,235 for exercising that function.

(3)	Grant date fair value of share-based awards was calculated based on the closing price per Common Share on the trading day immediately preceding the date of the grant. This is consistent with Corporation’s accounting practices. Grant date fair value calculations of option- based awards are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards. The Corporation employed the Black-Scholes Option Pricing Model to calculate the grant date fair value as it is a widely used and relatively objective methodology.

(4)	Any amount paid during the year ended December 31, 2023 to a director of the Corporation who was also a NEO will be reflected in the Summary Compensation Table for NEOs.

(5)	Mr. Bonta ceased to be a director on August 12, 2024.

(6)	US$1,008,000 of this amount for each of Messrs. Bonta and Grodzki was as a result of him participating in a program provided to all Option holders whereby Option holders were permitted to voluntarily surrender existing high-priced Options with a possibility, but not the guarantee, of receiving new Options at a later date, the whole in accordance with the rules of the TSX.

(7)	Mr. Finkielsztain ceased to be a director on September 23, 2024.

(8)	Mr. Grodzki ceased to be a director on May 31, 2024.

(9)	Mr. Seccareccia ceased to be a director on May 24, 2023.

Incentive Plan Awards to Directors

Outstanding Option and Share-Based Awards

The following table sets out the outstanding option-based awards and share-based awards for each non-NEO director as at December 31, 2023:

	Option-Based Awards				Share-Based Awards
Name	No. of Common Shares underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options(1) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
	144,900	1.76	12/22/2025	302,841	54,166	$208,539	$48,125
	800,000	2.45	05/19/2027	1,120,000
Nicolas Bonta(3)	60,000	0.55	12/27/2027	198,000
	1,200,000	1.89	06/30/2028	2,352,000
	100,000	3.83	12/22/2028	2,000
Andrés	15,000	0.55	12/27/2027	49,500	37,500	$144,375	$48,125
Finkielsztain(4)	295,312	1.89	06/30/2028	578,812
	100,000	3.83	12/22/2028	2,000
	154,900	1.76	12/22/2025	323,741	54,166	$208,539	$368,961
	800,000	2.45	05/19/2027	1,120,000
Emiliano Grodzki(5)	60,000	0.55	12/27/2027	198,000
	1,200,000	1.89	06/30/2028	2,352,000
	100,000	3.83	12/22/2028	2,000
	140,000	1.00	11/16/2027	399,000	37,500	$144,375	$48,125
Edith Hofmeister	30,000	0.55	12/27/2027	99,000
	100,000	3.83	12/22/2028	2,000
	50,000	1.76	12/22/2025	104,500	56,250	$216,563	$72,188
Brian Howlett	60,000	0.55	12/27/2027	198,000
	393,750	1.89	06/30/2028	771,750
	100,000	3.83	12/22/2028	2,000
	187,500	5.01	05/24/2024	Nil	Nil	Nil	Nil
Pierre Seccareccia(6)	75,000	8.13	05/24/2024	Nil
	131,250	2.45	05/24/2024	183,750

Notes:

(1)	Value of unexercised in-the-money Options is calculated based on the difference between the strike price of the Option and the closing price of the Common Shares as of December 31, 2023, which was $3.85.

(2)	Value of the RSUs is calculated by using the closing price of the Common Shares as of December 31, 2023, which was $3.85.

(3)	Nicolas Bonta ceased to be a director on August 12, 2024.

(4)	Andrés Finkielsztain ceased to be a director on September 23, 2024.

(4)	Emiliano Grodzki ceased to be a director on May 31, 2024.

(5)	Pierre Seccareccia ceased to be a director on May 24, 2023.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each non-NEO director during the fiscal year ended December 31, 2023:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)		Non-equity incentive plan compensation – Value vested during the year (2) ($)
Nicolas Bonta(3)	670,200	147,833	US$	3,650
Andrés Finkielsztain(4)	275,138	63,833	US$	3,650
Emiliano Grodzki(5)	670,200	147,833	US$	3,650
Edith Hofmeister	136,700	63,833		Nil
Brian Howlett	275,138	95,750	US$	3,650
Pierre Seccareccia(6)	20,850	Nil	US$	3,650

Notes:

(1)	Aggregate dollar value that would have been realized if the Options had been exercised on the vesting date (computed based on the difference between the exercise price of the Options and the closing market price of the Common Shares on the vesting date).

(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.

(3)	Nicolas Bonta ceased to be a director on August 12, 2024.

(4)	Andrés Finkielsztain ceased to be a director on September 23, 2024.

(5)	Emiliano Grodzki ceased to be a director on May 31, 2024.

(6)	Pierre Seccareccia ceased to be a director on May 24, 2023.

Performance Graph

On July 16, 2019, the Common Shares began trading on the TSX Venture Exchange. On June 21, 2021, the Common Shares were also listed on the Nasdaq. On April 8, 2022, the Common Shares were listed on the TSX and were voluntarily delisted from the TSX Venture Exchange.

The following performance graph shows the cumulative return for Common Shares compared to both the S&P/TSX Composite Index, and the S&P/TSX Venture Composite Index over the period preceding December 31, 2023, for which the Corporation has been a reporting issuer.

	July 16, 2019		December 31, 2023
Bitfarms Ltd. (TSX)	$100.00		$192.50
Bitfarms Ltd. (Nasdaq)	$100.00	(1)	$73.49	(1)
S&P/TSX Composite	$100.00		$127.78
S&P/TSXV Composite	$100.00		$95.30

Notes:

(1)	Reflective of an investment of $100 on June 21, 2021, the date the Common Shares were listed for trading on Nasdaq.

As of December 31, 2023, the value of $100 invested in the Common Shares on July 16, 2019 had increased by approximately 93% compared to increases of 28% for a similar investment in the S&P/TSX Composite Index and a decrease of 5% for a similar investment in the S&P/TSXV Composite Index over the same period. On June 21, 2021, the closing price of the Common Shares listed on the Nasdaq was US$3.96, compared to US$2.91 at closing on December 31, 2023, representing a decrease of about 27%.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of directors and management, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders and all equity plans not approved by Shareholders as at December 31, 2023:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, and Rights (#)		Weighted Average Exercise Price of Outstanding Options, and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in the first column)(1) (#)
Equity compensation plans approved by securityholders(2)	21,564,385	(3)	$2.34	16,005,002
Equity compensation plans not approved by securityholders	Nil		N/A	Nil
Total	21,564,385		$2.34	16,005,002

Notes:

(1)	Based on 375,693,875 Common Shares issued and outstanding as at December 31, 2023.

(2)	Awarded under the Corporation’s LTIP, last approved by the Shareholders at a meeting held on May 31, 2024, pursuant to which a maximum of 10% of the Common Shares issued and outstanding at the time of grant may be reserved for issuance. For a summary of the LTIP, see “Statement of Executive Compensation – Long Term Incentive Plan”.

(3)	Includes 624,998 RSUs and 20,939,387 Options.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the executive compensation programs will be balanced and will not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals, and while short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Stock option awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the Common Shares and since awards are expected to be staggered and subject to long- term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

Pursuant to its articles, the Corporation may have a minimum of one and a maximum of ten directors. As at the date of the Circular, the Corporation has five directors.

The Corporation regularly reviews the competitiveness of non-executive director compensation levels against the competitive marketplace. While the results of that review have generally demonstrated that non-executive director compensation levels at the Corporation were competitive with the market, adjustments to annual fees have been made throughout the Corporation’s growth cycle in recent years to further strengthen the Corporation’s competitiveness while also reflecting the greater time and commitment required of the roles. In particular, and most recently, an adjustment was made effective February 1, 2024 to the annual fees for non-executive directors. A summary of the result of the changes to compensation provided to the Corporation’s non-executive directors is as follows:

Item	Effective February 1, 2024
Non-Executive Director Annual Cash Stipend	US$	70,106
Board Chair, Board Committee Chair and Lead Director Fee	US$	11,684
Board Committee Non-Chair Fee	US$	5,842

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

The current members of the Audit Committee are Fanny Philip (Chair), Brian Howlett and Edith Hofmeister. No member of the Audit Committee is an executive officer, employee, or control person of the Corporation or any of its affiliates and all are considered “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”).

Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. A copy of the Audit Committee Charter is available on the Corporation’s website at Bitfarms – Audit Committee Charter and under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

The Corporation has filed an annual information form for the fiscal year ended December 31, 2023, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/EDGAR, which contains, among other things, all of the financial disclosure (including copies of the Financial Statements and MD&A) required under NI 52-110. In particular, the information that is required to be disclosed in Form 52-110F1 of NI 52-110 may be found under the heading “Audit Committee” in the annual information form.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Edith Hofmeister, JD	Juris Doctor degree from the University of San Francisco (1994)	Ms. Hofmeister is an Attorney and C-suite executive who has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years, where she reviewed and prepared disclosure documents, led SEC communications, oversaw internal controls and SOX compliance, anti-corruption, whistleblower and governance programs and audits, and acted as corporate secretary to audit and risk committees of NYSE listed companies. She has also served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer from 2010 to 2019. Ms. Hofmeister also received a Bachelor of Arts degree in international relations from UCLA, a Juris Doctor Degree from University of San Francisco and a Master of Arts degree in international studies from the University of Notre Dame.
Brian Howlett, CPA	Bachelor of Commerce from Concordia University (1982). CMA designation (1989)	Mr. Howlett serves as the Chair of the Board of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett is currently the President, Chief Executive Officer and Director of Hemlo Explorers Inc. Mr. Howlett served on the board of Nighthawk Gold Corp from 2016 to 2024. Mr. Howlett formerly served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. and as the President and Chief Executive Officer of Copper Road Resources Inc. (formerly ‘Stone Gold Inc.’).
Fanny Philip(1), CPA	Trilingual Bachelor of Business Administration (B.B.A) (2010), Specialized Graduate Diploma (DESS) in public accounting (2013), HEC Montréal. CA auditor designation (2014)	Ms. Philip serves as an independent director of the Corporation. Fanny Philip is a recognized expert in the blockchain technology field and an accomplished finance executive with an extensive background in audit, public company reporting and mergers and acquisitions. She is the founder of MTI Conseils Inc., an accounting firm that provides outsourced accounting and Chief Financial Officer services. Formerly, she was the Chief Financial Officer and VP Finance of Canada Computational Unlimited Inc. and the Chief Operating Officer of SATO Technologies Corp. (TSXV: SATO, OTCQB: CCPU.F). As a former C-suite executive at a publicly traded company, she used to engage extensively in education and industry representation, advocating for regulatory changes and fostering a deeper understanding of the sector’s complexities among stakeholders, especially on reporting and financial matters. She currently serves as Chief Financial Officer at SOVIAGO, where she oversees financial reporting and compliance and has been instrumental in various strategic acquisitions. Ms. Philip holds a CPA public accounting permit and is a member of the Mining Committee of the Canadian Blockchain Consortium and the President of its Québec Chapter.

Notes:

(1)	Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

PricewaterhouseCoopers LLP acts as the Corporation’s external auditor and was first appointed as auditor of the Corporation on June 18, 2020. The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2023 and December 31, 2022.

	Year Ended December 31, 2023	Year Ended December 31, 2022
Audit Fees(1)	$444,000	$651,000
Audit Related Fees(2)	$287,000	$310,000
Tax Fees(3)	Nil	$23,000
All Other Fees	Nil	Nil
Total	$731,000	$984,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.

(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58- 101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of five members, four of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Amy Freedman, Edith Hofmeister, Brian Howlett and Fanny Philip are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors have worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Mr. Gagnon is not considered an independent director because he is the Chief Executive Officer.

Brian Howlett serves as Chair of the Board. The Chair is responsible for providing leadership to enhance Board effectiveness and be explicitly accountable for ensuring that the Board carries out its responsibilities effectively, overseeing all aspects of its direction and administration, adopting procedures to ensure that the Board can conduct its work effectively and efficiently, responding to conflict of interest situations, managing relations with external stakeholders and facilitating effective communication with independent directors and management.

The Board functions independently of management. When appropriate, the Board and the committees of the Board may meet in the absence of members of management. The independent directors do not hold regularly scheduled meetings at which non-independent directors and management are not in attendance, however, the independent directors may hold in- camera sessions during Board meetings, during which the non-independent directors and officers of the Corporation are absent. To facilitate open and candid discussions among the independent directors, communication between the independent directors is encouraged on an informal and ongoing basis, and independent directors meet on an ad-hoc basis. Additionally, the Compensation Committee, Governance and Nominating Committee, and Audit Committee are composed entirely of independent directors who hold meetings from time to time and makes recommendations to the Board on matters pertaining to their respective mandate.

Directors have a statutory responsibility to disclose all actual or potential material interests in a matter and shall generally abstain from voting on matters in which the director has a conflict of interest. A director will recuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest (or perceived conflict of interest) or which otherwise affects his/her personal, business or professional interests.

The Board has adopted a written mandate that sets forth in detail the responsibilities and obligations of the Board. The mandate is attached hereto as Schedule “A” and is also available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR+ profile at www.sedarplus.ca. The Board has not adopted written position descriptions for the Chair of the Board or the committee chairs on the basis that the roles are well understood by all of the directors. The Board has also not adopted a written position description for the Chief Executive Officer on the same basis, however, the Board has developed corporate goals and objectives for the Chief Executive Officer by setting out key responsibilities.

Directorships

Certain members of the current Board are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)	Trading Market
Amy Freedman	Mandalay Resources Corporation Irish Residential Properties REIT plc American Hotel Income Properties REIT LP	TSX: MND, OTCQB: MNDJF ISE: IRES TSX: HOT.UN, HOT.U
Edith Hofmeister	Osisko Gold Royalties Prime Mining Corp.	TSX: OR and NYSE: OR TSX.V: PRYM / OTCQX: PRMNF / FRA: O4V3
Brian Howlett	Hemlo Explorers Inc.	TSXV: HMLO

Orientation and Continuing Education

The Board participated in a number of continuing education sessions during the year, including the topics of: (1) SOX compliance presented by its audit firm, PricewaterhouseCoopers LLP; (2) finance and mergers and acquisitions trends presented by banks; and (3) numerous presentations by Ernst & Young in which the directors learned about key environmental, social and governance trends, risks and best practices in the crypto currency industry. The Board also conducted an operational visit to the Corporation’s Bitcoin mining sites in South America during the fall of 2023 as part of their ongoing continuing education. The visit allowed the Board members to gain firsthand knowledge of the Corporation’s operations, challenges, and opportunities in the region. By engaging directly with the local management teams and observing the mining processes, the Board was able to enhance their understanding of the business and make more informed decisions to support the Corporation’s strategic objectives. These are part of the formal orientation and education program for new and existing Board members. In addition, information (such as recent financial statements, annual information form, and various other operating, property and budget reports) is provided to new Board members to ensure that new directors are familiarized with the Corporation’s business and the role of the Board, its committees, and its directors. Directors also visit and meet with management on a regular basis, and new directors receive a copy of the Corporation’s corporate governance policies to familiarize themselves with the Corporation’s rules and procedures. The Corporation encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations towards the Corporation. The Board’s continuing education also includes meetings with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the Corporation. The Code of Business Conduct and Ethics is available on the Corporation’s website at www.bitfarms.com, and copies are available upon written request from the Vice President and Corporate Secretary of the Corporation at legal@bitfarms.com. The Board is responsible for ensuring compliance with the Code of Business Conduct and Ethics and believes that it has adopted appropriate corporate governance procedures and policies that encourage ethical behaviour by directors, officers and employees. There have been no reported departures from the Code of Business Conduct and Ethics since its adoption.

In addition to the Corporation’s Code of Business Conduct and Ethics, the Board has adopted a series of corporate policies which include a Securities Trading Policy, a Disclosure and Confidentiality Policy, an Anti-Bribery and Anti-Corruption Policy, and a Whistleblower Policy. The Board also relies on director adherence to the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest, which will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Board Committees

The Board currently has four standing committees:

■	Audit Committee;

■	Governance and Nominating Committee;

■	Compensation Committee; and

■	Environmental and Social Responsibility Committee.

The members of the Audit Committee are provided in this Circular under the heading “Audit Committee” above, and the members of the other committees are provided below.

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for: (i) assisting management in developing responsible corporate governance policies and practices for the Corporation; (ii) overseeing adherence to corporate governance rules, policies and principles; (iii) identifying individuals qualified to be nominated as members of the Board; (iv) the structure and composition of Board committees; (v) evaluating the performance and effectiveness of the Board and its committees; and (vi) overseeing compliance with the Corporation’s Code of Business Conduct and Ethics. The Governance and Nominating Committee recommends to the Board the necessary and desirable competencies and skills of directors, and identifies and reviews candidates for appointment or nomination to the Board based upon these criteria, and makes recommendations to the Board for consideration. The current members of the Governance and Nominating Committee are Edith Hofmeister (Chair), Fanny Philip, and Amy Freedman.

Compensation Committee

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of the Board and the Corporation’s executive officers. The Board ensures that compensation paid to NEOs and other executives is fair, reasonable, and consistent with the Corporation’s compensation policies and best practices.

The current members of the Compensation Committee are Fanny Philip (Chair), Amy Freedman, and Edith Hofmeister. Each member of the Compensation Committee has been determined by the Board to be independent. The strategy of the Compensation Committee is described further in the “Statement of Executive Compensation” section above. For additional details regarding the relevant education and experience of each member of our Compensation Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation and the skills and experience that enable the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices, see also “Election of Directors”.

Environmental and Social Responsibility Committee

The Corporation has recently created an Environmental and Social Responsibility Committee, which is responsible for assisting the Board in overseeing the Corporation’s programs, policies and practices relating to health and safety, environmental sustainability and corporate social responsibility. The current members of the Environmental and Social Responsibility Committee are Edith Hofmeister (Chair), Benjamin Gagnon, and Fanny Philip.

Other Board Committees

The Board has no standing committees other than as described herein. The Board may establish additional committees depending on the needs of the Corporation.

Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole and each of the individual directors in order to determine whether each is functioning effectively. The Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through ongoing informal assessments made and discussed at the meetings of the Board. The Board has also implemented a formal evaluation procedure whereby each director is required to fill out a skills and experience matrix pertaining to, among other things, the skills and experience of the director, and the performance of the director and the Board as a whole. The skills and experience matrix allows the Board to identify gaps in experience or skills on the Board and assists the Governance and Nominating Committee in making recommendations to the Board. The Board will also from time to time assess its policies, procedures and guidelines to ensure that they remain current and relevant.

Board Renewal & Diversity

The Corporation recognizes the benefits of promoting diversity among its employees, management team and Board to enhance organizational strength, problem solving ability and opportunity for innovation.

The Corporation is working to put programs in place to improve its representation and retention of underrepresented groups. On February 17, 2022, the Corporation adopted a written corporate diversity policy (the “Diversity Policy”) that sets out the Corporation’s objectives for shaping the composition of its Board, its workforce and management. Although the primary focus of employment decisions are merit, qualifications and abilities, we see diversity as a contributor to the further success of the Corporation in achieving the following objectives: (a) attracting, developing and retaining a high-performance workforce; (b) actively fostering a productive work environment where individual and cultural differences are respected and valued; and (c) identifying and developing leadership capabilities to excel in a global environment.

The Corporation’s current senior management and Board are composed of professionals from varying backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit from such a broad range of talent and cumulative experience. Management periodically reviews the Corporation’s recruitment and selection practices at all levels to ensure they are appropriately structured so that a diverse range of candidates are considered and that there are no conscious or unconscious biases that might discriminate against certain candidates. Management leads the implementation of the Diversity Policy by regarding it as a key business issue and an essential part of the Corporation’s daily business activities. Furthermore, management will annually report to the Board on the number and proportion, in percentage terms, of women in the executive and management teams of the Corporation and its subsidiaries. The Corporation conducts regular reviews of its workforce diversity and take steps to ensure that the diversity and inclusion objectives set out in the Diversity Policy are met.

Pursuant to the Diversity Policy, in the context of the knowledge, skills, competencies and experiences required by the Corporation, and recognizing the potential benefits of diverse and fresh perspectives, where Board renewal or expansion is to be considered, the Board, through its committees, prioritizes the identification, recruitment and nomination of qualified female and other diverse candidates.

The Corporation also aims to have a meaningful representation of women in executive officer positions; however, it has not established numeric targets for representation of women in executive officer positions at this time. We believe that a less formulaic approach, together with a rigorous search for qualified candidates, will best serve our needs. The Corporation believes it is paramount to maintain flexibility in the hiring process to ensure that the most qualified available candidates are selected based on the Corporation’s objectives and challenges. In identifying suitable candidates for executive officer positions, the Corporation will consider candidates on merit using objective criteria and with due regard for the benefits of diversity. Currently, there are 4 women executive officer positions at the Corporation and its material subsidiaries (representing approximately 25% of executive officers).

While the Board considers merit as the essential requirement for Board and executive appointments, in 2023, and in order to comply with Nasdaq’s continued listing requirements, including, in particular, Nasdaq Listing Rules 5605 and 5606, the Board had set a target of having at least one female director on or before August 7, 2023. On November 16, 2022, the Board appointed Edith Hofmeister to the Board, on June 27, 2024, the Board appointed Fanny Philip, and on September 23, 2024, the Board appointed Amy Freedman.

As of the date hereof, the following is the Corporation’s Board Diversity Matrix:

Board Diversity Matrix	BITFARMS LTD.
Total Number of Directors	5
	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity Number of Directors	3	2	-	-
Proportion of Directors	60%	40%	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native of American Indian	-	-	-	-
Asian	-	-	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian of Pacific Islander	-	-	-	-
White	3	2	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

The Corporation has not adopted term limits or other mechanisms of Board renewal as it takes the view that they may result in directors who have accumulated valuable industry experience being forced to leave their position arbitrarily. The Corporation believes that directors should be assessed based on their ability to continue to make a meaningful contribution to the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, or employee of the Corporation or any of its subsidiaries, former director, executive officer, or employee of the Corporation or any of its subsidiaries, or any associate of any of the foregoing, has, during the year ended December 31, 2023, or any time from December 31, 2023 to the date of this Circular, (i) been indebted to the Corporation or any of its subsidiaries, or (ii) had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director, proposed director, executive officer or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any Shareholder, upon written request to the Corporate Secretary of the Corporation at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4, telephone: +1 (647) 259-1790 or +1 (514) 466-2091, a copy of:

(a)	the consolidated Financial Statements of the Corporation for its most recently completed financial year, together with the MD&A of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year; and

(b)	this Circular.

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Financial information about the Corporation may be found in the Corporation’s Financial Statements and MD&A for its most recently completed financial period.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board and a copy of the Circular has been sent to each director of the Corporation, each Shareholder entitled to notice of the Meeting with which this Circular relates, and the auditor of the Corporation.

DATED October 17, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Brian Howlett”

Brian Howlett
Chair of the Board of Directors

Schedule “A”

MANDATE OF THE BOARD OF DIRECTORS

See attached.

Mandate Of The Board Of Directors

1.	Introduction

The directors (the “Board”) of Bitfarms Ltd. (“Bitfarms” or the “Corporation”) are responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of Bitfarms. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, and other officers and management who comprise the leadership of the Corporation. It does so by overseeing and monitoring Management (as defined below) to maintain a culture of integrity.

Although directors may be nominated by certain persons to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of Bitfarms and its shareholders (the “Shareholders”) shall be paramount at all times.

2.	Role and Responsibilities of the Board

The Board discharges its responsibilities directly and through its standing committees, namely the Audit Committee, the Governance & Nominating Committee (the “G&N Committee"), the Compensation Committee, the Environmental and Social Responsibility Committee, and other committees the Board may establish based on the needs of the Corporation. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing the affairs of the Corporation, principal duties include, but are not limited to, the following categories:

2.1	Oversight of Management

(a)	The Board has the responsibility for approving the appointment of the Chief Executive Officer and other officers of the Corporation (collectively, the “Officers” or “Management”), and approving the compensation of the Officers, and the general compensation structure of the Corporation, following a review of the recommendations of the Compensation Committee;

(b)	The Board has delegated authority to the Chief Executive Officer for the overall Management of the Corporation, including strategy and operations, to ensure the long term success of the Corporation and to maximize Shareholder value;

(c)	The Board may from time to time delegate authority to the Officers, subject to specified limits. Matters which are outside the scope of the authority delegated to the Officers and material transactions are reviewed by and subject to the prior approval of the Board;

(d)	The Board is responsible for monitoring the performance and training of Management; and

(e)	The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer, the Chief Financial Officer, and Management and satisfy itself that such persons create a culture of integrity throughout the organization.

2.2	Board Organization

(a)	The Board will respond to recommendations received from the Governance & Nominating Committee and from the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation; and

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(b)	The Board may delegate to committees matters it is responsible for, including the approval of compensation of the Board and Management, the approval of interim financial results, the conduct of performance evaluations, oversight of internal control systems, and safety matters. However, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

2.3	Monitoring of Financial Performance and Other Financial Reporting Matters

(a)	The Board has oversight responsibility for reviewing and questioning the strategies and plans of the Corporation;

(b)	The Board has oversight responsibility for reviewing systems for managing the principal risks of the Corporation’s business including insurance coverage, conduct of material litigation and the effectiveness of internal controls and management information systems;

(c)	The Board is responsible for considering the appropriate measures it may take if the performance of the Corporation falls short of its goals or other special circumstances warrant;

(d)	The Board shall, upon the recommendation of the Audit Committee, be responsible for approving the Corporation’s audited financial statements and the notes related thereto;

(e)	The Board is responsible for reviewing and approving material transactions involving the Corporation and those matters which the Board is required to approve under its governing legislation and documents, including the payment of distributions, acquisitions and dispositions of material assets by the Corporation and material expenditures by the Corporation;

(f)	The Board has responsibility for effectively identifying and monitoring the principal risks of the Corporation and ensuring implementation of appropriate systems to manage these risks; and

(g)	The Board will adopt a strategic planning process to establish objectives and goals for Bitfarms’ business and will review, approve and modify, as appropriate, the strategies proposed by senior Management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan that takes into account, among other things, the opportunities and risks of Bitfarms’ business affairs.

2.4	Policies and Procedures

(a)	The Board is responsible for:

●	approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated;

●	approving policies and procedures designed to ensure that the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

●	enforcing obligations of the directors respecting confidential treatment of the Corporation’s proprietary information and Board deliberations.

(b)	The Board has approved a Disclosure and Confidentiality Policy respecting communications to the public. Additional policies approved by the Board are provided in Section 4.0 herein.

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2.5	Reporting

The Board is responsible for:

●	overseeing the accurate reporting of the financial performance of the Corporation to the Shareholders on a timely and regular basis;

●	overseeing that the financial results are reported fairly and in accordance with legally applicable accounting standards;

●	ensuring the integrity of the internal control and management information systems of the Corporation; and

●	taking steps to enhance timely disclosure of material information related to the operations of the Corporation or as required under applicable law.

3.	Matters Reserved Exclusively for the Board

As a matter of policy, the Board has decided that the following matters must be considered by the entire Board and may not be delegated to any committee, unless the Board decides, in its discretion, to form and authorize a special committee to evaluate a related party or other business transaction:

●	any submission to the Shareholders of any question or matter requiring shareholder approval;

●	filling a vacancy among the executive Management (CEO or CFO), directors or in the office of auditor;

●	the manner and terms for the issuance of securities in Bitfarms or its subsidiaries;

●	declaring dividends;

●	the purchase, redemption or other acquisition of shares of the Corporation (the “Shares”);

●	paying a commission or allowing a discount to any person in consideration of his or her subscription for Corporation Shares or role in procuring subscriptions for Shares;

●	approving a management information circular, take-over bid circular, directors’ circular or (if applicable) annual information form;

●	approving annual and quarterly financial statements; and

●	the adoption, amendment or repeal of the Corporation’s by-laws.

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4.	Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Bitfarms, its directors, Officers and employees comply with all applicable laws, rules and regulations and conduct Bitfarms’ business ethically and with honesty and integrity. Principal policies consist of:

●	Anti-Bribery and Anti-Corruption Policy;

●	Code of Business Conduct and Ethics;

●	Disclosure and Confidentiality Policy;

●	Diversity Policy;

●	Securities Trading Policy;

●	Whistleblower Policy;

●	Majority Voting with respect to Election of Directors; and

●	Clawback Policy.

5.	Review of Mandate

The G&N Committee will annually review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

Dated:	June 12, 2019
Re-approved;	December 11, 2023 (Previously revised on March 24, 2022)
Approved by:	Board of Directors

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